May 3, 2017

Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Liberty Oilfield Services Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 2, 2017
File No. 333-216050

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 4 to the Registration Statement on Form S-1, File No. 333-216050, filed with the Commission on May 2, 2017 (the “Registration Statement”), Liberty Oilfield Services Inc. (the “Company,” “we,” “us,” or “our”) is attaching herein a copy of the “No Objections Letter” received from the Financial Industry Regulatory Authority on April 20, 2017.

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Securities and Exchange Commission

May 3, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or E. Ramey Layne at (713) 758-4629.

Very truly yours,

LIBERTY OILFIELD SERVICES INC.

By:	/s/ R. Sean Elliott
Name:	R. Sean Elliott
Title:	Vice President and General Counsel

Enclosures

cc:	Michael Stock, Chief Financial Officer
David P. Oelman, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.

4/20/2017	Letter Preview

April 20, 2017

Baker Botts L.L.P.

910 Louisiana St.

Houston, TX 77002

Attn: Sunil Jamal

Re:	No Objections Letter
FINRA Filing ID:	2017-01-10-2580826
Liberty Oilfield Services	Inc.
CIK	#: 0001694028
SEC	Reg. #: 333-216050

Dear Sir/Madam:

In connection with the above-referenced filing, the Corporate Financing Department (Department) has reviewed the information and documents submitted through FINRA’s public offering filing system.

This will confirm that based on such information and documents, the Department has decided to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements as proposed in such documents.

You should note that the Department also requires to be filed on a timely basis for review: (1) any amendments to documents, (2) changes in the public offering price or number of shares prior to or at the time of pricing, and (3) a copy of the final prospectus. If such changes indicate a modification of the terms and arrangements of the proposed offering, further review may result in a change in the Department’s no objection decision.

The Department’s decision to raise no objections is based on the information as presented to FINRA in connection with this offering and should not be deemed a precedent with respect to the fairness and reasonableness of the underwriting terms and arrangements of any other offering. Please be advised that, in raising no objections, FINRA has neither approved nor disapproved of the issuer’s public offering and neither this letter nor any communication from FINRA should be construed or represented as FINRA approval. In addition, this letter does not constitute any approval or disapproval regarding the issuer that is the subject of the above-referenced submission, including the legality of such issuer’s activities. This decision to raise no objections relates solely to the FINRA rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with any federal or state laws, or other regulatory or self-regulatory requirements.

If you have questions regarding this letter, please call the undersigned at (240) 386-4623.

Regards,

Jesse Geriak

Reviewer

Corporate Financing Department